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                                                                   EXHIBIT 99(h)

                                   AGREEMENT
                                   ---------


     THIS AGREEMENT (the "Agreement") is entered into as of the 15th day of June, 1999, by and between JWGenesis Financial Corp., a Florida corporation (the "Company"), and Marshall T. Leeds (the "Executive").

                              W I T N E S S E T H:
                              --------------------

     WHEREAS, the Company recently sold JWGenesis Clearing Corp. to Fiserv Clearing, Inc. ("Fiserv") for an estimated total gain of $40 million; and

     WHEREAS, because the Company agreed to pay Fiserv a penalty of up to $15 million if one or more of its subsidiaries ceased clearing through Fiserv at any time during the ten years following the sale, the Company is only able to recognize $25 million in income for 1999 and the remaining $15 million (the "Deferred Amount") will be recognized over 10 years; and

     WHEREAS, in June, 1998, the Executive and the Company entered into a nonsolicitation agreement (the "Nonsolicitation Agreement") under which the Executive agreed to avoid soliciting the Company's customers for a period of 7 years; and

     WHEREAS, the Company has requested the Executive agree to amend the Nonsolicitation Agreement to provide that the Executive will pay the Company liquidated damages of $1 million if the Executive violates the Nonsolicitation Agreement; and

     WHEREAS, the Company has the cash benefit of the entire $40 million gain and in consideration of the Executive agreeing to the amendment of the Nonsolication Agreement, the Company has agreed to advance to the Executive an amount estimated to equal the bonus amount the Executive would receive over the next 10 years under the current bonus plan as the Deferred Amount is recognized in income, discounted by 3% per year; and

     WHEREAS, the Company will forgive this advance payment over the next 10 years subject to certain acceleration provisions.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


1.  Amendment of Nonsolicitation Agreement.  The Executive and the Company
    --------------------------------------
hereby agree to the amendment of the Nonsolicitation Agreement to provide for the payment by Executive of liquidated damages of $1 million if the Executive violates the Nonsolicitation Agreement.
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2.  Advance Payment.  The Company agrees to advance to the Executive a total
    ---------------
amount equal to $970,891 (the "Advance Amount") which equals the estimated discounted amount that may become payable to Executive under the JWGenesis Financial Corp. Management Incentive Plan as a result of the Company's recognition of $15 million in income over the next 10 years from the sale of Fiserv.

3.  Forgiveness of Advance Payment - The Advance Payment shall be forgiven at
    ------------------------------
the rate of $97,089.10 per year on each May 31, 2000 through 2009, subject to paragraphs 4. And 5. below.

4.  Termination of Employment.
    -------------------------

     (a) By the Company For Cause - If the Executive's employment is terminated
         ------------------------
by the Company for Cause (as such term is defined in the Executive's Employment Agreement with the Company) his and the Company's obligations pursuant to this Agreement shall continue as if he were still employed by the Company.


     (b) By the Company Without Cause - If the Company terminates Executive's
         ----------------------------
employment without Cause prior to the full forgiveness of the Advance Amount, the Company shall forgive the Advance Amount, including interest thereon.

     (c) By the Executive - If the Executive voluntarily terminates his
         ----------------
employment with the Company, his and the Company's obligations pursuant to this Agreement shall continue as if he were still employed by the Company.

5.  Acceleration of Advance Amount.  If, at any time prior to the full
    ------------------------------
forgiveness of the Advance Amount, the Company terminates its agreement with Fiserv, or ceases to use Fiserv for its clearing services, and owes Fiserv a penalty, as a direct result thereof, which reduces the Deferred Amount recognized as income by the Company, a portion of the Advance Amount shall become immediately due and payable by the Executive. The amount accelerated and immediately due and payable by the Executive shall equal the Advance Amount (including accrued interest thereon at 3% per annum) multiplied by a fraction, the numerator of which equals the amount of the penalty paid to Fiserv and the denominator of which equals fifteen million ($15,000,000.00).

     Notwithstanding the above, if, in connection with the termination of the agreement with Fiserv, the Company enters into an agreement with another clearing firm and receives a monetary benefit from such other clearing firm which is includible in income, such amount shall be credited against the penalty paid to Fiserv for purposes of the computation of the amount accelerated above.

3.  Sale of the Company.  Upon the sale of substantially all the assets or stock
    -------------------
of the Company, the Company shall immediately forgive the Advance Amount.
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4.  Modification of Agreement.  This Agreement may be modified, amended,
    -------------------------
suspended or terminated only by a written instrument executed by the parties hereto.

5.  General and Miscellaneous.
    -------------------------

     (a) The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia without giving effect to the conflicts of laws principles thereof.

     (b) This Agreement shall inure to the benefit of the Company and its successors and assignees and shall be binding upon Executive, Executive's heirs, administrators, executors and personal representatives.

     (c) The Company's failure to insist upon strict performance of any term or to exercise any right shall not be construed as a waiver or relinquishment for the future of such term or right, which shall continue in full force and effect.

     IN WITNESS WHEREOF, the parties have executed this Agreement, as of the date first above written.

COMPANY                                  EXECUTIVE

JWGENESIS FINANCIAL CORP.


By: /s/ Gregg S. Glaser                  /s/ Marshall T. Leeds
   -----------------------------         ----------------------------
Name:   Gregg S. Glaser                  MARSHALL T. LEEDS
Title:  Chief Financial Officer
                                         Address:  __________________

                                                   __________________

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